Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

The video relating to the following interview was posted to www.cme.com on March 28, 2007.

BROADCAST TRANSCRIPT

VIDEO MONITORING SERVICES OF AMERICA, INC.

Date:	March 23, 2007
Time:	08:00 AM - 09:00 AM
Station:	CNBC
Location:	Network
Program:	The Squawk Box

CARL QUINTANILLA, co-anchor:

In the meantime, the Chicago Mercantile Exchange remains confident that the offer for the Chicago Board of Trade will stick despite that rival bid from ICE.

Our own David Faber joins us here this morning with an exclusive interview.

David.

DAVID FABER reporting:

Thanks, Carl.

Yeah, the battle for the Chicago Board of Trade continues and joining me now is Craig Donohue. He is the Chicago Mercantile Exchange CEO.

Mr. Donohue thanks for being with us this morning.

Mr. CRAIG DONOHUE (CEO, Chicago Mercantile Exchange):

Thank you. Good morning, David.

FABER:

Good morning.

I know you had a meeting yesterday with CBOT shareholders and members, often they are the same person, given membership owns a lot of the stock.

Reading some of the Chicago press this morning, some quotes, for example, go back to the drawing board, come up with something more realistic and we’ll go with you.

Patrick Arbor, former CBOT chairman, quoted as saying, they’re very good poker players, referring to you, but there’s no way this merger happens unless they raise the price. It may be the right price in terms of strategy, products cost savings, but now it’s all about money.

What are you going to do when CBOT shareholders and members are saying those kinds of things?

Mr. DONOHUE:

Well, remember that, you know, they’re traders but we’re traders, too. And you know, I think the point of yesterday’s meeting was really to begin the process of educating the CBOT shareholders about the inferior, unsolicited proposal that was made by ICE for the CBOT.

They’ve only had three days to absorb that information, and I think that they benefited from our evaluation of their offer and demonstrating that it’s a clearly inferior offer.

FABER:

It’s easy to say something is inferior, but right now, it would appear to be about a billion dollars higher in value than your own deal. So, on what do you base that judgment that deal is inferior?

Mr. DONOHUE:

Well, I think it’s really simple. You know, I think that, first of all, the market hasn’t yet assimilated that information. They don’t understand that the $240 million of synergies are grossly exaggerated.

I think they don’t fully understand that the ICE exchange is considerably smaller than the Board of Trade, that the ICE exchange is much less diversified than the Board of Trade and doesn’t have the same growth prospects or growth potential as, not only the Board of Trade but certainly, a combined CME/CBOT companies.

So, what you’re reflecting on is really a lot of misinformation and lack of understanding about the proposal that’s been made.

FABER:

Given what the questions you’re raising, what about the fact that the CBOT’s board at least had to see something they liked in that bid, given that they have found it likely to potentially lead to a superior bid and have allowed ICE to do some due diligence?

Mr. DONOHUE:

Well, let me point out that, first of all, we have a definitive merger agreement with the Chicago Board of Trade. And let me point out also that the Board of Trade’s board of directors is continuing to recommend our merger to the shareholders of the CBOT.

They have a fiduciary responsibility and I think that they are going to take this opportunity to examine the ICE proposal, and I think they’ll agree with us that it’s an inferior proposal. But that’s a process that they have to go through, and I think that’s to be respected.

FABER:

There had been some question, and one of the reasons ICE, at least, claimed to have come with this unsolicited bid was some questions about your ability to get regulatory approval for your deal.

When are you going to get it and what gives you the confidence that it’s not going to be potentially an attempt to block it by federal regulators?

Mr. DONOHUE:

Well, first of all, we’re really confident that we’re going to complete our transaction and that we’ll get the necessary clearance from the Department of Justice.

We’ve said that, throughout this process, we’ve said that we’ve done a tremendous amount of work in the area. Well prior to our merger we’ve been extremely well advised by antitrust counsel, as well as leading economist. And we’re very confident.

I think ICE has really, you know, overplayed that card very substantially. You know, they’ve claimed that they have some kind of relationship or special or intimate relationship with the Department of Justice. They’ve said they have first-hand knowledge of what the DOJ is going to do in our case.

I think that really destroys their credibility, frankly. I don’t understand how they would have any kind of special information.

We’re really confident. We’ve been working with the DOJ well. And we expect to close our transaction by the middle part of this year.

FABER:

Middle part of this year; think you’re going to have to make any concessions and are you willing to?

Mr. DONOHUE:

We don’t think we’ll have to make any concessions. And I want to point out, as well, that while ICE has made a large point of that saying how can you expect the CBOT shareholders to vote on that, I think that’s very easy.

We have an agreement with the Board of Trade, our merger agreement provides that in the unlikely event that there would be conditions imposed on our merger that would be materially burdensome to either of our companies, we don’t have to complete the transaction.

So, you know, these things have been thought out well. We’re well prepared. Those really are not issues. And again, we’re really confident.

FABER:

Mr. Donohue, I’ve covered quite a few of these battles through the years and have had many CEOs try and at least raise questions about a competing bid for a company they want to own.

But at the end of the day, the CBOT shareholders, at least based on what I’m reading here, seem to want you to raise your bid and say it’s all about money.

If it comes to that, are you willing to raise your bid in order to win the CBOT?

Mr. DONOHUE:

Well, let me just say that I think what we heard loud and clear was a decided preference from the shareholders and attendants yesterday that they believe that the CME/CBOT combination is far superior strategically, financially and operationally, to the ICE proposal.

You know, again, it’s an inferior proposal. We have an agreement with the Board of Trade, it’s a definitive merger agreement, it’s a full and fair price, and there’s no need for us to respond to what is obviously and demonstrably inferior.

FABER:

Well, we’re going to leave it there. You get the last word.

Mr. Donohue, thank you very much for being with us.

Mr. DONOHUE:

Thank you, David.

FABER:

Craig Donohue, CEO of the CME.

Carl.

QUINTANILLA:

And then are you doing this interview at 11:00?

FABER:

I’m not aware that I am with Mr. Specher, yeah.

QUINTANILLA:

Maybe he’ll get involved.

FABER:

He’s back, yeah. We already have him.

QUINTANILLA:

11:20, Joe Specher, CEO of ICE. He has said his offer quote “provides a much higher current value, is pro-competitive and will create a stronger business this is better positioned for future growth” to that of the Merc’s offer.

Of course, that’s coming up on “Morning Call” at 11:00 Eastern Time.

# # #

4